Filed by Calculator New Pubco, Inc. and Quantum FinTech Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Quantum FinTech Acquisition Corporation

(Commission File No. 001-40009)

Date: October 20, 2023

SPAC Monthly Monitor

Q&A OF THE MONTH – JOHN SCHAIBLE, CHAIRMAN AND CEO OF QUANTUM FINTECH ACQUISITION CORPORATION, AND CRAIG RIDENHOUR, CHIEF BUSINESS DEVELOPMENT OFFICER AT ATLASCLEAR

John and Craig discuss AtlasClear’s vision, differentiation, growth plans and outlook, going public, and what makes AtlasClear a good investment.

Q: Can you provide an overview of the AtlasClear vision? What is the gap in the capital markets plumbing that it’s trying to fill?

Craig: We want to create a one-stop technology and financing solution for a segment of market participants that we feel is underserved. We are seeking to take a correspondent clearing firm that has the ability to custody, clear and settle a wide range of financial products and transactions and combine it with a Federal Reserve member bank. With a proposed banking license, we could then control deposits and extend leverage. By then layering in what we believe to be world-class technology, we could bring more efficiency, speed, and better execution to clients, and better margins for AtlasClear.

The gap in the capital markets plumbing right now is that smaller institutions, broker-dealers and asset managers are at a disadvantage – the large clearing firms have made the decision to limit services to these clients, and therefore these clients have difficulty securing competitive clearing solutions. In certain cases, these market participants must go through multiple intermediaries to clear and settle transactions for their end clients. For instance, they might have to use different venues for different asset classes, which creates a lot of operational and reporting headaches.

John: Part of this problem dates back to the 2008 financial crisis, when banks retrenched and laid off a lot of experienced back office professionals with relevant domain knowledge. The use cases for software development to address the needs of these market participants are well over a decade old, but they have not been uniformly implemented or otherwise updated.

Q: Can you explain all the pieces of the AtlasClear puzzle? It seems complicated.

Craig: The technical solution is complicated, but the vision is not. We’re planning to combine an operating, profitable correspondent clearing firm, with an operating, profitable Federal Reserve member bank. We’re then layering in technology to handle the front office, back office and risk management functions of those institutions – integrating them into one ecosystem. Building such a company from scratch and then applying for the appropriate licenses would be far more time consuming and expensive than the way we’re going about it.

Q: What is AtlasClear’s target client base and the size of this market?

John: We are targeting financial services firms with annual revenues under $1 billion. If you sit back and think about it, this includes tens of thousands of organizations in the US alone.

Q: Is anyone else doing what you’re doing? How will AtlasClear’s business model stand out from competitors in the market?

Craig: Call us ambitious, but we seek to stand out with our technology, our balance sheet flexibility, our operating efficiency and margins, our client experience, and our proposed bank license. We’re creating one venue where smaller financial institutions can service all of their relevant operational needs – trade clearing, settlement and banking services. This includes acting as a deposit custodian and offering leverage.

John: There are some firms out there servicing smaller broker-dealers, but we are planning to combine that with banking and foreign exchange capabilities. We believe inside our market segment, we will stand alone.

Q: Capital markets technology has improved drastically in the last three decades and disrupted a lot of incumbents. How is it that some firms can still operate in a 1980s analog fashion?

John: Inertia is a big part of it, especially when you’re providing these services to retail clients. Though it’s gotten better, for anyone trying to transfer accounts between brokerages, it’s abysmally painful – not only for the client, but also for the broker-dealers.

Suppose you’re a small broker-dealer with a profitable client base that runs on old technology that still works. The risk of client attrition and the burden of transfer impart inertia to just keep things as they are. All these factors make it difficult to move accounts to a better functioning platform even if you probably should. There has to be a real incentive to move accounts, and clients are ultimately comfortable even if tech is outdated.

Q: Do you see additional M&A in the pipeline? If so, can you describe the types of companies you’re looking to acquire?

Craig: Yes. We’re having preliminary discussions with institutions that would fit into our platform and are interested in being part of a public company. More specifically, we’re interested in acquiring introducing broker entities – both in traditional equities and foreign exchange.

John: Not only are we looking for companies that are accretive to revenue, but also the right kind of assets that will be sticky to our balance sheet. That could be cash for collateral, or hard-to-borrow securities. We’re interested in getting those assets into our custody. Once complete, our goal would be to separate brokerage clients from the clearing entity to mitigate our regulatory risk.

Q: Explain the importance of going public.

Craig: Going public allows us to us to grow the enterprise more quickly by having a public currency to make acquisitions. By being public, we can maximize the growth curve of the model.

John: It also creates more options to expand the balance sheet for both the clearing firm and the bank. We’re confident that our technology is as good as anyone’s, but we will win market share based on our balance sheet. It’s more difficult to flex our balance sheet and commit to clients using private funding.

Q: Where do you see AtlasClear in 3-5 years?

Craig: We hope to have expanded to the point where we’ll have a competitive enough platform – and balance sheet – to take our offering upmarket to larger financial institutions. At our current size, we would be turned down as would-be partners at these institutions because of counterparty risk. We also plan to have a proprietary cloud-based technology solution that will replace some of the legacy backbone platforms currently in place throughout the brokerage industry.

John: I’d also add that we’ll want to have a platform in place where our end customers can safely transact in the latest financial products, whatever those products might be. This requires a robust technology, regulatory and compliance infrastructure to do so, and we’re well on our way to building that.

Q: John, you’ve had quite a career on Wall St., can you discuss your background and how it relates to AtlasClear?

John: Starting AtlasClear has been a culmination of 30 years in product development and delivery in regulated fintech and market structure environments. Of the companies I’ve started, I’ve done so historically with so little capital relative to the competition. Those experiences have indoctrinated in me and my partners a culture of capital efficiency and a focus on doing things better, faster and cheaper. Our approach is the opposite of the recent venture capital boom.

Q: Why do you view AtlasClear as a good investment?

John: Firstly, our target entities – the clearing firm and the bank – are profitable. To date they have focused on limited lines of business, but have not pursued what I would call a maximized growth strategy. Our management team and board members bring an understanding of the underlying businesses and are aligned to grow them. We know the markets we serve, and the types of clients that we can onboard. We have conviction that we can not only meet, but also exceed our targets.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Calculator New Pubco, Inc. (“New Pubco”) (to be renamed AtlasClear Holdings, Inc.) has filed a registration statement on Form S-4, as amended (the “Registration Statement”) with, and now declared effective by, the SEC, which includes a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF QUANTUM FINTECH ACQUISITION CORP. (“QUANTUM”) ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. Now that the Registration Statement has been declared effective, Quantum has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder of Quantum as of the record date for the special meeting of Quantum stockholders for voting on the Proposed Transaction. Stockholders and other interested persons are also able to obtain copies of the definitive proxy statement/prospectus, the Registration Statement and other documents filed by Quantum with the SEC that are incorporated by reference therein, without charge, at the SEC’s website at www.sec.gov. Stockholders are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Proposed Transaction that Quantum has filed or will file with the SEC, when they become available, because they do or will contain important information about Quantum, AtlasClear Inc. (“AtlasClear”), and the Proposed Transaction.

Quantum’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Quantum FinTech Acquisition Corporation, 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com. These documents can also be obtained, without charge, at the SEC’s website www.sec.gov.

No Offer or Solicitation

This Q&A shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Q&A does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in Solicitation

Quantum, AtlasClear and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Quantum stockholders with respect to the Proposed Transaction. Quantum and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Quantum in its Annual Report on Form 10-K, filed with the SEC on March 31, 2023 (the “2022 Form 10-K”), which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Quantum stockholders in connection with the Proposed Transaction and other matters to be voted upon at Quantum’s special meeting of stockholders is set forth in the proxy statement/prospectus for the Proposed Transaction. Additional information regarding the interests of the participants in the solicitation of proxies from Quantum’s stockholders with respect to the Proposed Transaction is contained in the proxy statement/prospectus for the Proposed Transaction.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect AtlasClear’s and Quantum’s current views with respect to, among other things, the future operations and financial performance of AtlasClear, Quantum and the combined company. Forward-looking statements in this communication may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “outlook,” “plan,” “potential,” “proposed” “predict,” “project,” “seek,” “should,” “target,” “trends,” “will,” “would” and similar terms and phrases. Forward-looking statements contained in this communication include, but are not limited to, statements as to (i) expectations regarding the Proposed Transaction, including timing for its consummation, (ii) anticipated use of proceeds from the transaction, (iii) AtlasClear and Quantum’s expectations as to various operational results and market conditions, (iv) AtlasClear’s anticipated growth strategy, including the proposed acquisitions, (v) anticipated benefits of the Proposed Transaction and proposed acquisitions, (vi) the financial technology of the combined entity, and (vii) expected listing of the combined company.

The forward-looking statements contained in this communication are based on the current expectations of AtlasClear, Quantum and their respective management and are subject to risks and uncertainties. No assurance can be given that future developments affecting AtlasClear, Quantum or the combined company will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of AtlasClear and Quantum. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Such factors include, but are not limited to: the risk that the transaction may not be completed in a timely manner or at all; the risk that the transaction closes but AtlasClear’s acquisition of Commercial Bancorp of Wyoming (“Commercial Bancorp”) and its subsidiary bank, Farmers State Bank, does not close as a result of the failure to satisfy the conditions to closing such acquisition (including, without limitation, the receipt of approval of Commercial Bancorp’s stockholders and receipt of required regulatory approvals); the failure to obtain requisite approval for the transaction or meet other closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement in respect of the transaction; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of Quantum’s public stockholders; failure to obtain the requisite approval of Quantum’s stockholders; failure to meet relevant listing standards in connection with the consummation of the transaction; failure to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and suppliers and strategic alliance third parties, and to retain its management and key employees; potential litigation relating to the proposed transaction; changes to the proposed structure of the transaction that may be required or appropriate as a result of the announcement and execution of the transaction; unexpected costs and expenses related to the transaction; estimates of AtlasClear and the combined company’s financial performance being materially incorrect predictions; AtlasClear’s failure to complete the proposed acquisitions on favorable terms to AtlasClear or at all; AtlasClear’s inability to integrate, and to realize the benefits of, the proposed acquisitions; changes in general economic or political conditions; changes in the markets that AtlasClear targets or the combined company will target; slowdowns in securities or cryptocurrency trading or shifting demand for trading, clearing and settling financial products; any change in laws applicable to Quantum or AtlasClear or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those to be included under the heading “Risk Factors” in the proxy statement/prospectus filed or to be later filed with the SEC, and those included under the heading “Risk Factors” in Quantum’s 2022 Form 10-K and its subsequent filings with the SEC. AtlasClear and Quantum caution that the foregoing list of factors is not exhaustive. Any forward-looking statement made in this communication speaks only as of the date hereof. Plans, intentions or expectations disclosed in forward-looking statements may not be achieved and no one should place undue reliance on such forward-looking statements. Neither AtlasClear nor Quantum undertake any obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.